



STATE OF MAINE
PUBLIC UTILITIES COMMISSION
242 STATE STREET
18 STATE HOUSE STATION
AUGUSTA, MAINE
04333-0018

THOMAS L. WELCH
CHAIRMAN

WILLIAM M. NUGENT
STEPHEN L. DIAMOND
COMMISSIONERS

September 16, 1999

Ms. Cathie A. Fisher, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sempra Energy Notification of Foreign Utility Company Status

Dear Ms. Fisher:

I am writing in reference to the Sempra Energy filing for Notification of Foreign Utility Company Status with the Commission, pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended. Sempra Energy possesses a 50% ownership interest in Bangor Gas Company, L.L.C., a Maine limited liability company authorized to provide local distribution service in the greater Bangor area of central Maine.

On behalf of the Maine Public Utilities Commission, I hereby confirm that Bangor Gas Company is subject to our full authority to regulate public utilities pursuant to Title 35-A of the Maine Revised Statutes Annotated.

Additionally, be assured that the Maine Commission has the necessary resources to regulate the rates, acts and practices of public utilities operating within Maine, such as Bangor Gas Company, and that we intend to exercise our authority to protect ratepayers.

If you have any questions regarding this matter, please feel free to contact me at (207)287-1353.

Sincerely,

Dennis L. Keschl
Administrative Director

Cc: Alan Stone, Esq.
Joanne Steneck, General Counsel

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